Exhibit 99.1

# ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

## EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

### Final Detailed Voting Map

According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders' Meeting held on April 26, 2022 at 11:10 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

| CPF/CNPJ | Balance of Common Shares | Balance Preferred Shares | Deliberations | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| 13.066*** | 589,593 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 37.806*** | 1,955 | 23,690 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 32.106*** | 8,500 | 53,424 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 06.239*** | 2,300 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 97.539*** | 44,132 | 8,493,718 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 07.516*** | 22,424 | 312,606 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 97.539*** | 20,381 | 337,800 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 97.539*** | 60,452 | 816,419 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 05.986*** | 12,800 | 974,149 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 05.479*** | 921,500 | 9,669,265 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 26.784*** | 1,388 | 12,873 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 05.838*** | 30,838 | 304,787 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 12.120*** | 39,300 | 415,936 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 30.254*** | 40,201 | 235,881 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 38.756*** | 2,884 | 388,001 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 07.496*** | 890,811 | 8,752,363 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 07.140*** | 645 | 38,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 07.140*** | 3,795 | 9,844 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 28.394*** | 34,500 | 3,000 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 28.990*** | 426,300 | 4,628,400 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 31.577*** | 4,500 | 49,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 23.384*** | 18,400 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 11.455*** | 2,100 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 13.289*** | 14,600 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 15.206*** | 47,800 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 34.825*** | 1,852 | 19,835 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 09.001*** | 485,400 | 2,418,500 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 44.216*** | 150,500 | 1,116,500 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 41.222*** | 71,600 | 639,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 09.063*** | 435,700 | 4,641,775 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 11.324*** | 4,200 | 84,039 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 28.360*** | 1,228 | 10,948 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 05.839*** | 132,800 | 2,137,884 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 14.494*** | 9,577 | 100,375 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 08.731*** | 3,951 | 44,280 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 21.881*** | 7,057 | 16,911 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 29.264*** | 2,500 | 23,141 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 05.479*** | 1,159,011 | 17,785,422 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 12.094*** | 103,864 | 1,107,915 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 26.160*** | 24,400 | 875,550 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 09.470*** | 72,700 | 288,650 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 24.917*** | 4,880 | 52,260 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 05.839*** | 335,300 | 4,817,113 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 33.580*** | 35,400 | 498,326 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 31.050*** | 84,700 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 05.839*** | 82,700 | 33,881,464 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 36.131*** | 178,000 | 414,100 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 05.479*** | 10,004 | 122,395 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 41.272*** | 25,400 | 242,300 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 28.580*** | 75,700 | 888,946 | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |
| 07.191*** | 51,000 | 83,100 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 11.100*** | 605,948 | 6,507,440 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 18.407*** | 1,149,825 | 11,779,366 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 09.294*** | 178,400 | 1,880,179 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 17.718*** | 358,705 | 3,797,238 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 19.244*** | 2,200 | 17,796 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 18.830*** | 10,500 | 154,323 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 10.916*** | 1,161,411 | 7,368,510 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 11.311*** | 390,219 | 4,068,012 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 23.572*** | 67,083 | 86,707 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 05.840*** | 217,203 | 2,317,176 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 18.550*** | 9,800 | 47,700 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 20.196*** | 236,200 | 2,480,966 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 07.247*** | 86,117 | 550,368 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 29.322*** | 3,797,712 | 52,248,070 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 31.240*** | 161,000 | 571,278 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 32.329*** | 388,573 | 2,753,975 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 35.693*** | 3,831,800 | 23,184,700 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 41.199*** | 5,200 | 17,700 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 14.541*** | 240,400 | 3,318,938 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 23.794*** | 548,100 | 1,021,507 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 37.113*** | 55,100 | 296,200 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 26.311*** | 57,200 | 111,250 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 97.540*** | 1,755,705 | 62,676,189 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 09.559*** | 241,586 | 1,606,383 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 21.265*** | 301 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 31.591*** | 43,671 | 745,653 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Rej. |
| 59.573*** | 12,266,374 | 1,503,043 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 61.544*** | 8,863,879 | 10,254 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 52.041*** | 14,150,965 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 61.532*** | 1,943,906,577 | 169,323 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 04.676*** | 2,564,084,404 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 09.225*** | 61,600 | - | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |
| 14.623*** | 56,500 | - | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 39.332*** | 173,961 | 283,719 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 39.332*** | 470 | 3,436,767 | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. | Ap. |
| 10.418*** | 80,720 | 1,610,250 | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |
| 40.911*** | 740 | 8,490 | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |
| 08.973*** | 81,832 | 1,791,687 | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |
| 11.052*** | 4,600 | 45,100 | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |
| 02.138*** | 51,824 | 42,416 | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |
| 38.226*** | 800 | 90,700 | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. | Abs. |

**Deliberations:**

**Extraordinary agenda**

**1)** Amend the Bylaws to: (i) Change the notice period for calling the General Stockholders' Meeting to twenty one (21) from fifteen (15) days on first call, in accordance with the provisions of the Brazilian Corporate Law:

**2)** Amend the Bylaws to: (ii) Provide for the annual election of members of the Audit Committee:

**3)** Amend the Bylaws to: (iii) Update the independence criteria for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN):

**4)** Amend the Bylaws to: (iv) Update the reelection rules for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN):

**5)** Amend the Bylaws to: (v) Improve the wording of the representation rule for the Company:

**6)** Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned and resulting adjustments to wording:

**7)** Update the Stock Grant Plan.

**Subtitle:**

Ap. = Approved Rej. = Reject Abs. = Abstain

São Paulo-SP, April 27, 2022.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence